In the USA, 10 million adolescents struggle with severe mental illness (SMI*). Unfortunately, 90% of them do not have access to mental healthcare.


? ? ?

*SMI: addiction, schizophrenia, bipolar, and psychosis (this includes suicidal + homicidal ideation)

When teens don't get the care they need...

- Their lifespan shortens by an average of 30 years
- May develop a chronic, life-long disability
- A lack of appropriate treatment at the right time costs families and communities $317 billion per year



The future generations are not set up to succeed.

Available care for teens has decreased, with over half of all long-term care centers in the US closing down since 2020. Meanwhile, mental health issues are rising, with a 50% increase in teen suicide attempts since 2019.

Rise of depressive episodes in Teens



% with high depressive symptoms
29
27
25
23
21
19
17
15
13
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
2015
2017
Males
Females

Source: Twenge and Haidt

Our teens need your help.



We can do SO MUCH BETTER for our teens



Antelope Recovery will provide remotely accessible intensive outpatient programs (IOP) for teens struggling with severe mental health disorders.

We help families, who wouldn't usually have access to these services, stabilize, heal, and recover.

In-person care is unrealistic for our healthcare system to provide for rural and frontier counties. Our program fills a critical missing gap in our healthcare system.

What is intensive outpatient (IOP)?

Between 5-20 hours of therapy per week
Between 30-120 total days of treatment
This includes family therapy, individual therapy, and group therapy.

This is for teens who need more than one session of therapy a week to heal. This is for teens who are truly struggling.

The social impact of this project is immense

On average, it takes three months for people with mental illness to receive the care they need. Unfortunately, this is often too late. During this three-month wait period, families, communities, and case workers often expend all of their energy to prevent the worst from happening. This process can result in worsened symptoms for the patient and feelings of hopelessness, fear, and overwhelm in those around them.

So... What would our communities look like if we could get our teens appropriate mental health care?

Teens would stay in high school, be less likely to go on disability, and have a longer lifespan by, on average, 30 years.

Not only will your contribution change lives... we're in a position for it to be a significantly successful investment.

Explosive growth potential lies ahead


3-year revenue projections
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
2023
2024
2025

Forward looking projections cannot be guaranteed

$16.2M

2025 Year-End
Run Rate

How you will get a return on your investment:

- Your participation at this very early stage of our company is handled by a SAFE (Simple Agreement for Future Equity). These will convert your investment to stock at a later date if the company raises a "priced round" from major investors. At this point, you are a shareholder owning equity, and you earn a return if the value of that stock goes up over time, and you are able to sell it.
- **Dividends &/or share buybacks:** We have the potential to become highly profitable in a way that supports stock buybacks & potentially substantial dividends
- **Sale of the business:** If the right partner wants to buy at an attractive price, we're definitely going to consider it.

Bonus: Your investment in Antelope can be exempt from capital gains under the Small Business Stock Gains Exclusion, IRS code Section 1202.

We need funding **now** to launch our program!

Understandably, the teen mental health care industry has high barriers to entry. Getting off the ground is a critical challenge. This is our "zero to one" moment.

We are undergoing extensive licensure and legal processes to ensure our program is safe and high-quality. We can't accept clients until this is completed.

This moment is crucial for our company and we want you to be a part of it! So, let's join forces to build an incredible service for our teenagers.

Where is my money going once I invest?


0%
5%
10%
15%
20%
25%
30%
35%
Clinical Team
$88,000
Operating Expenses
$79,610
Rural Outreach + Marketing
$50,000
State Licensure + Insurance Fees
$18,600
Tech Set-up
$13,790

$250,000 gives us the essential capital needed to open our doors.

Our program is cutting edge...

We're leveraging what works and are building what's crucially missing.



How we're addressing what's missing in mental healthcare:

Precision care model:
Measuring outcomes, standardizing treatment protocols, and adjusting risks.
Servicing large industry gaps: *Rural, Indigenous, and Hispanic families*
Evolving mental healthcare from just a social movement to an essential healthcare service, as it should be.
Highly accessible and effective online programming:
From a dangerously limited location-based service to "anywhere, anytime".
Robust and sustainable clinical team: *Real health for healthcare providers*
From underpaid, high-turnover working conditions to top-talent care providers with competitive compensation and benefits for their own mental health.

Precision care—we focus on results:

90% of mental health programs do not track client data. In addition, most programs that measure outcomes do not utilize standardized, risk-adjusted procedures. Thus, collected data is only relevant to a single practitioner.

Tracking client data allows us to:

- Create a standardized treatment protocol
- Implement feedback throughout every layer of the business
- Improve treatment outcomes for the client
- Minimize therapist burnout

Filling the gaps and mental health deserts:



Moffat
Routt
Jackson
Larimer
Weld
Logan
Sedgwick
Phillips
Rio Blanco
Grand
Boulder
Broomfield
Morgan
Yuma
Gilpin
Adams
Washington
Clear Creek
Eagle
Garfield
Summit
Jefferson
Arapahoe
3
8
4
Douglas
Elbert
Kit Carson
Pitkin
Lake
Mesa
Park
Lincoln
Teller
El Paso
Delta
Chaffee
Cheyenne
Gunnison
Fremont
Montrose
Kiowa
Crowley
Pueblo
Ouray
Saguache
Custer
San Miguel
Hinsdale
Bent
Prowers
Otero
2
Dolores
San Juan
Mineral
Huerfano
Rio Grande
Alamosa
Baca
Montezuma
La Plata
Costilla
Las Animas
Archuleta
Conejos

In Colorado, we are lacking in mental health resources. As a result, we do not have enough programs to treat the teens who need help.

Source: Colorado Rural Health Center

Key:
- Acute Treatment Unit
- Community Mental Health Centers
- Residential Inpatient Treatment

*Las Animas county is as large as Connecticut and does not have a mental health facility



Online therapy is extensively research-backed and has been studied for decades.

Online programming doesn't mean teens sit in front of a screen for 20 hours a week. We are building a program that includes creating an "ecology" of support nested into teens' lives. Teens will be connecting with teachers, coaches, and local communities as a part of treatment. Therapeutic missions outside of screen time are an essential aspect of the program.
(btw: no other online programs are currently offering this kind of care...)

Antelope is addressing the mental health labor crisis head-on.

Often, mental health care workers have terrible mental health.

This field is currently suffering a labor crisis. In-part, this is because mental healthcare workers are suffering from burnout, and healthcare companies have failed to support their essential staff.

It is nearly impossible to care for teens when you are making minimum wage, answering crisis-calls on a 24-7 line, and suffering severe personal costs for the sake of your job.

We get that providing mental healthcare in the current model, is extremely challenging to do long-term for anyone. We know that prioritizing the health of our caseworkers and clinicians, is one of the only ways we can ensure the highest quality healing for our clients.

By offering competitive pay, low case-loads, and robust clinical support, we can address these long term issues in the mental health field.

Our program is designed by clinicians—we know what clinicians need in-order to thrive in their work.

A bright future with Antelope Recovery!

Our first 100 clients

Our first 100 clients are located in rural Colorado mountain towns, where there is a strong need for resources. We are starting with private pay clients, so that we can build out our insurance billing systems with lots of care, once we've opened our doors and have access to more capital. Thoughtful insurance negotiations are essential to our expansion.

Once we have penetrated Colorado's western slope, we will then expand into southern and eastern Colorado during the second half of 2023 once we have insurance capacities.

We have the potential to create a new future for 10 million teens in the US who have an SMI*.

There is a huge pool of potential clients. The hard part of this business is not about client acquisition, it is about structuring our providers and scaling. Once we open our doors, we will be enabled to provide these 10 million teens with life saving care. Both the social impact and financial gain would be huge.

1-Year Roadmap

Q4'22

- Pre-seed WeFunder campaign: $250,000+
- Achieve licensure for our intensive outpatient program in Colorado

Q1 + Q2 2023

- Launch our beta IOP with 15 clients
- Grow the IOP to take 50 clients

Q3 2023

- Achieve accreditation (allowing us to take insurance)
- Multi-state growth strategy and needs assessment complete

Q4 2023

- Grow clinical capacity to 150 clients
- Onboard additional states

Every Teen Should Have Access to Life Saving Care

1-2 years:

- Next states to onboard:
  - Based on forthcoming needs-assessments we're looking into: Wyoming, N+S Dakotas, New Mexico, Oklahoma, Nevada, Kentucky, Montana, Texas, et al
- Future program development
  - Tribal, Military, & Hispanic programming (high insurance ROIs + grant opportunities)
  - Additional diagnostic-specific programming

3-5 years:

- Every teen in the US has access to high-quality IOP care as needed (licensed in every state)
- Onboard young adult populations (ages 18-25)

The Big Goal:

- Successful stepped-care systems to impact mental healthcare at every stage—from acute needs to effective harm-reduction education

Progress to Date

1. **Essential Team built**
    - Clinical Director
    - Head of Data + Security
    - 3 clinical staff
    - Head of accounts and referrals
    - 1 Strategy + growth adviser
    - 1 Clinical adviser
    - 9+ informal advisers
2. **Product development**
    - Colorado IOP licensure in progress
    - Community referral processes in progress
    - Tech + Data platform development in progress (Kareo + Snowflake)
3. **Harm reduction + community outreach**
    - Parent education program and fall teen groups launched
    - Strong social media presence on multiple platforms

Our "Why"



Our Founder, Shelby Robbins, has been on a mission to transform teen mental health since her best friend and partner of 5 years developed a heroin addiction and passed away due to an overdose in 2018.

Shelby had a front-row seat to the horrors of teen mental illness when supporting Kris as he navigated years of rehab facilities, halfway houses, jail, therapy, spiritual programs, NA, and homelessness. She has witnessed addiction tear apart families and communities.

She has since dedicated her time to helping teens and families heal.



Join us in providing this essential health care service to
Colorado teens and families.

Your investment dollars will come back to you
as we grow and expand.

Through Antelope Recovery we'll be able to help struggling teens
and families get the care they need, regardless of where they live.